SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                                (Amendment No. 1)

                friendlyway Corporation (formerly Biofarm, Inc.)
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    09058S100
                                 (CUSIP Number)

                             Alexander von Welczeck
                                  Biofarm, Inc.
                         1255 Battery Street, Suite 200
                             San Francisco, CA 94111
                                  (415) 288-333
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2005
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

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CUSIP NO. 09058S100

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1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO OF ABOVE PERSON

       Alexander von Welczeck             I.D. No.
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|  (b) |_|

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3      SEC USE ONLY

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4      SOURCE OF FUNDS
       N/A

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E):                                                |_|

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6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

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NUMBER OF                       7        SOLE VOTING POWER
                                         7,130,175
SHARES                          ------------------------------------------------
                                8        SHARED VOTING POWER
BENEFICIALLY                             0
                                ------------------------------------------------
OWNED BY                        9        SOLE DISPOSITIVE POWER
                                         7,130,175
REPORTING                       ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
PERSON WITH                              0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,130,175
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES   |_|

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         28.6%
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14       TYPE OF REPORTING PERSON

         IN
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Item 1.  Security and Issuer.

         This Amendment No. 1 (the "Amendment") amends Schedule 13D filed with the Securities and Exchange Commission on December 22, 2004 by Alexander von Welczeck, an individual, with respect to the common stock, $0.001 par value per share (the "Common Stock"), of friendlyway, Inc. (formerly Biofarm, Inc.), a Nevada corporation (the "Issuer"), with its principal executive office at 1255 Battery Street, Suite 200, San Francisco, California 94111.

Item 4.  Purpose of the Transaction.

         Of the 8,659,999 shares of the Issuer acquired by the Reporting Person pursuant to the previously reported Share Exchange Agreement, the Reporting Person transferred 1,529,824 shares to friendlyway AG, a German corporation ("AG") pursuant to that certain Settlement Agreement and Limited Release between the Reporting Person and AG dated as of February 28, 2005 ("Settlement Agreement") and that certain Stock Power and Assignment Separate from Stock Certificate dated March 21, 2005. The Reporting Person transferred 1,529,824 shares of the Issuer to AG in order to satisfy certain deferred payments owed by the Reporting Person to AG.

         Under the terms of the Share Exchange Agreement, the Reporting Person may be entitled to receive additional shares of Common Stock of the Issuer if certain representations and warranties made by Issuer in the Share Exchange Agreement have been breached. Under the terms of the Settlement Agreement, the Reporting Person has agreed to transfer to AG 20% of the additional shares of the Issuer that the Reporting Person receives under the Share Exchange Agreement.

Item 5.  Interest in Securities of the Issuer.

(a) According to Issuer's Definitive 14C Information Statement filed with the Securities and Exchange Commission on March 28, 2005, there were issued and outstanding 24,928,130 shares of Issuer's Common Stock on March 14, 2005. As of the date hereof and giving effect to the transfer referred to in Item 4 above, the Reporting Person has beneficial ownership of 7,130,175 of such shares, representing approximately 28.6% of the outstanding shares of Common Stock of Issuer.

(b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 7,130,175 shares of Issuer's Common Stock held by Reporting Person.

(c) Other than the acquisition of the 8,659,999 shares of Issuer's Common Stock pursuant to the Share Exchange Agreement and the transfer of the 1,529,824 shares of Issuer's Common Stock pursuant to the Settlement Agreement, both as described herein, the Reporting Person has not effected any transactions in Issuer's stock in the last 60 days.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of The Issuer.

         Under the terms of the Share Exchange Agreement, the Issuer, the Reporting Person and AG will enter into a voting agreement with respect to the shares of the Issuer held by the Reporting Person and AG. However no such voting agreement has been entered into as of the date hereof.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1  Share Exchange Agreement dated August 13, 2004.*
Exhibit 2  Closing Agreement dated December 10, 2004.*
Exhibit 3  Settlement Agreement and Limited Release dated February 28, 2005.**

* Incorporated by reference to Exhibit Nos. 2.1 and 2.2 filed with Biofarm, Inc.'s report on Form 8-K on December 16, 2004.
**  Filed herewith.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   April __, 2005             ALEXANDER VON WELCZECK

                                    By: /s/ Alexander von Welczeck
                                       ----------------------------

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                                    Exhibit 1


                    Settlement Agreement and Limited Release